                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

FIRST TRANCHE OF REAL ESTATE PROPERTIES SOLD TO THE RAISSA FUND

THE VALUE OF THE TRANSACTION IS APPROXIMATELY 486 MILLION EURO, WITH A GROSS CONSOLIDATED CAPITAL GAIN OF APPROXIMATELY 182 MILLION EURO

THE OPERATION WILL HAVE A POSITIVE IMPACT ON TELECOM ITALIA GROUP FINANCIAL DEBT OF APPROXIMATELY 376 MILLION EURO, BEFORE TAX

Milan, 29 December 2005 – Telecom Italia states that - as a part of its programme of real estate disposals for a total value of over 1 billion euro, approved on 21 December 2005 by the Board of Directors - its subsidiary Olivetti Multiservices on 28 December 2005 concluded the transaction of a first tranche of 561 properties to the closed-end fund denominated Raissa.

Units in the Raissa fund were sold to institutional investors headed by The Morgan Stanley Real Estate Funds, and participated with a minority stake by Pirelli & C. Real Estate.

The value of the transaction is approximately 486 million euro, with a gross capital gain of approximately 182 million euro.

The transaction will have a positive impact on the consolidated financial debt of the Telecom Italia Group of approximately 376 million euro, before tax.

Telecom Italia

Media Relations

Corporate and WirelinePress Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.it/investor_relations

PRESS RELEASE

 PROCESS OF REAL ESTATE DISPOSALS CONTINUES

FURTHER TRANCHE OF REAL ESTATE PROPERTIES SOLD TO THE SPAZIO INDUSTRIALE FUND

THE VALUE OF THE TRANSACTION IS APPROXIMATELY 177 MILLION EURO, WITH A GROSS CONSOLIDATED CAPITAL GAIN OF APPROXIMATELY 85 MILLION EURO

THE OPERATION WILL HAVE A POSITIVE IMPACT ON TELECOM ITALIA GROUP FINANCIAL DEBT OF APPROXIMATELY 177 MILLION EURO BEFORE TAX

Milan, 29 December 2005 – Telecom Italia states that as a part of its programme of real estate disposals for a total value of over 1 billion euro, approved on 21 December 2005 by the Board of Directors, its subsidiary Olivetti Multiservices on 29 December 2005 concluded the transaction of a tranche of 246 properties to the closed-end fund denominated Spazio Industriale.

Units in the Spazio Industriale fund were sold to institutional investors headed by The Cypress Grove International Funds, and participated with a minority stake by Pirelli & C. Real Estate.

The value of the transaction is approximately 177 million euro, with a gross capital gain of approximately 85 million euro.

The transaction will have a positive impact on the consolidated financial debt of the Telecom Italia Group of approximately 177 million euro, before tax.

Telecom Italia

Media Relations

Corporate and WirelinePress Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 31th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager